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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Net income (loss) before income taxes	$(74,166)	$(86,881)	$(178,920)	$(211,870)	$(31,846)
Fixed charges	19,362	25,553	26,537	29,166	24,047

Total earnings and fixed charges	(54,804)	(61,328)	(152,383)	(182,704)	(7,799)

Fixed charges	19,362	25,553	26,537	29,166	24,047

Ratio of earnings to fixed charges(1)(2)	NM	NM	NM	NM	NM

(1)
The ratio of earnings to fixed charges is computed by dividing loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges by $74.2 million, $86.9 million, $178.9 million, $211.9 million and $31.8 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 respectively.

(2)
NM—Not meaningful.

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  EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES